



19 March 2007

SUPPL

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.



Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Lorraine Harris
Assistant Company Secretary

encs.

PROCESSED

APR 0 6 2007

THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales



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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 031716

The Company has today received notification from Lloyds TSB Group plc that they have a notifiable interest in a total of 8,931,102 Trinity Mirror plc Ordinary Shares, representing a total number of voting rights of 8.931,102 (8,896,196 shares direct and 34,906 shares indirect). This represents 3.047% of our issued share capital.

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Trinity Mirror plc

12g3-2(b)

19 March 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

[signature]

Lorraine Harris
Assistant Company Secretary

encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000



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RNS: 202454

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

https://www.contributor-input.com/submits/PreviewTextServlet

The Company has today received notification from Barclays PLC that they have a notifiable interest in 8,945,265 Trinity Mirror plc Ordinary Shares, representing a total number of voting rights of 8.945,265. This represents 3.05% of the issued share capital. Barclay's previously notified holding was 20,527,809 shares, representing 7.00% of our issued share capital. Barclays have notified us that following the implementation of the Transparency Directive they are only notifying where they have a control of shares rather than an 'interest in shares' as previously. Certain holdings held for the benefit of their clients have therefore been disaggregated.

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